                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF    DECEMBER          , 2005
                ----------------------

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
           ----------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
                   ------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                                  PERUSAHAAN PERSEROAN (PERSERO)
                                                  PT TELEKOMUNIKASI INDONESIA
                                                  ------------------------------
                                                        (REGISTRANT)


DATE       DECEMBER 23, 2005               BY  /s/ ROCHIMAN SUKARNO
    --------------------------------         -----------------------------------
                                                        (SIGNATURE)

                                                       ROCHIMAN SUKARNO
                                                       HEAD OF INVESTOR RELATION

                                  PRESS RELEASE
                            No.TEL.478/PR000/UHI/2005


           RESULT OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

BANDUNG, DECEMBER 23, 2005 -- We hereby inform all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia,Tbk., abbreviated as PT TELKOM (hereafter referred to as the "Company"), that the Extraordinary General Meeting of Shareholders (the "Meeting"), which was held on December 23, 2005 in Jakarta, has approved and resolved the following matters:



AGENDA 1

1. To approve the amendment of 25 articles of the Articles of Association of the Company and the restatement of the entire provisions of the Articles of Association of the Company, namely with respect to the:
     (i) arrangement of the minimum number of the members of Board of Directors;
     (ii)  arrangement of the duty and authority of the Vice President Director;
     (iii) arrangement of the duty and authority of the Board of Directors;
     (iv)  arrangement of the duty and authority of the Board of Commissioners;
     (v) arrangement of the term of office of the Board of Directors and the Board of Commissioners relating to the increase number, the filling up of the vacant of position and the change in the Board of Directors and the Board of Commissioners;
     (vi) arrangement of audit process and the change of the financial reporting system (integrated audit);
     (vii) codification of the Articles of Association to comply the prevailing regulations, including revision pertaining to editing.

2. to approve the authorization to the Board of the Directors with the right of substitution to restate the resolution relating to the amendment and restatement the entire provision of the Articles of Association of the Company in a notarial deed and further to apply for approval as well as to notify such amendment and restatement to the Minister of Law and Human Rights of the Republic of Indonesia, to register the same in the Company Register and to publish the same in the State Gazette of the Republic of Indonesia, as such to comply to the prevailing laws.

3. to approve the authorization to the Board of Commissioners to determine the distribution of duty and authority among the members of the Board of Directors of the Company.




AGENDA 2

To approve the plan of the buy back of series B shares including shares in the form of American Depository Receipt (ADR) which are registered in New York Stock Exchange, namely with the maximum number of 5% of the total number of shares having issued by the Company, provided that the funding of such shares buy back will be not more than Rp.5,25 trillion and it will be carried out pursuant to the provision of the prevailing regulations and with due regard to the Good Corporate Governance principle and the beneficial principle.

AGENDA 3

To approve the assignment to the Board of Commissioners together with the Board of Directors to make comprehensive study on the concept of the formula of compensation for the management of the Company, to be reported and applied for approval in the Annual General Meeting of Shareholders which will be held in 2006.


ROCHIMAN SUKARNO
Head of Investor Investor

For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
TELP     : 62-21-5215109
FAX      : 62-21-5220500
E-MAIL       : INVESTOR@TELKOM.CO.ID
WEBSITE : WWW.TELKOM.CO.ID